Bridgford Foods Corporation
1308 NORTH PATT STREET • P.O. BOX 3773 • ANAHEIM, CALIFORNIA 92803
TELEPHONE (714) 526-5533 • FAX (714) 992-9321

July 3, 2012

Ms. Theresa Messinese
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-7010
U.S.A.

Re:	Bridgford Foods Corporation Form 10-K for the Fiscal Year Ended October 28, 2011 File Number: 000-02396

Dear Ms. Messinese,

Thank you for your letter dated June 29, 2012, relating to your review of our Annual Report on Form 10-K for the fiscal year ended October 28, 2011.

Pursuant to our conversation on July 3, 2012, Bridgford Foods Corporation has received an extension to file a response and plans to submit a draft written response to each of the Securities and Exchange Commission’s comments and submit a draft of Form 10-Q for quarter ending July 6, 2012 no later than July 26, 2012.

If you need additional information, please contact Ray Lancy at (714) 526-5533 or via e-mail at raylancy@bridgford.com.

Sincerely,

/s/ Raymond Lancy
Chief Financial Officer, Principal Accounting Officer, Vice President, Treasurer and Assistant Secretary